Mail Stop 3561

								December 12 2005


By U.S. Mail and Facsimile [ (214) 618-6428 ]

Ms. Terri Ashley
  Vice-President
HOMELAND SECURITY NETWORK, INC.
2500 Legacy Drive, Suite 226
Frisco, Texas  75034

	Re:	Homeland Security Network, Inc.
Item 4.01 Form 8-K, filed December 5, 2005
		File No. 0-15216

Dear Ms. Ashley:

      We have reviewed the above referenced filing and have the following comments which require an amendment to the filing and request certain supplemental information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment to the Item 4.01 Form 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Terri Ashley
Homeland Security Network, Inc.
December 12, 2005
Page 2

Item 4.01 of Form 8-K

1. We note your engagement of Swalm & Associates, P.C. on November 29, 2005 and the subsequent dismissal of this same firm, effective December 1, 2005. Expand the disclosure to state, if true, that Swalm & Associates, P.C. did not render any type of accountants` report on your financial statements during their period of engagement. See Item 304(a)(ii) of Regulation S-B. In addition, the amended filing should provide the required Exhibit 16 letter from Swalm & Associates, P.C., stating whether or not it agrees with your revised disclosures. Reference is made to Item 304(a)(3) of Regulation S-B.

2. In addition, as disclosed in your Item 4.01 Form 8-K filed with us on November 3, 2005, we noted you had previously engaged the accounting firm of Blaise S. Mazzoni, Certified Public Accountant on
November 3, 2005. Given that you subsequently engaged Swalm & Associates, P.C. on November 29, 2005, expand the disclosure in the
December 5, 2005 amended Item 4.01 Form 8-K (to be filed) to indicate if Blaise S. Mazzoni, Certified Public Accountant was dismissed or had resigned and the date thereof, and provide the disclosures required by Item 304(a)(1)(i) through (iv) of Regulation S-B regarding the period of the engagement of this firm. Also, provide an Exhibit 16 letter from Blaise S. Mazzoni, Certified Public Accountant indicating whether or not it agrees with your disclosures regarding them as contained in the amended Form 8-K.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terri Ashley
Homeland Security Network, Inc.
December 12, 2005
Page 3

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant


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